December 21, 2006

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

RE:     Rockies Region Private Limited Partnership (Partnership)
         Amendment No. 2 to Registration Statement on Form 10
         Filed October 3, 2006
         File No. 0-51959
         Staff Comment Letter Dated October 23, 2006

Dear Mr. Schwall:

We inform the Staff of the Securities and Exchange Commission that it is the intent of the Partnership to file its response to the Staff's comment letter dated October 23, 2006, on or before December 29, 2006.

Very truly yours,

/s/ Darwin L. Stump

Darwin L. Stump

Chief Accounting Officer